UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B1081

(CUSIP Number)

Mr. Tianwen Liu

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Telephone: +86 10 5874 9000

With a copy to:

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares, par value $0.0001 per share.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	Page 2 of 8 Pages

1.	Names of reporting persons Tianwen Liu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 69,718,450 (See Items 2, 4 and 5)(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 69,718,450 (See Items 2, 4 and 5)(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 69,718,450 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 11.93%(3)
14.	Type of reporting person IN

(1)

The Ordinary Shares (as defined below) held directly or indirectly by Mr. Tianwen Liu comprise (i) Ordinary Shares, including Ordinary Shares represented by the ADSs (as defined below), (ii) Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer (as defined below), and (iii) Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2)

Mr. Tianwen Liu may also be deemed to beneficially own 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright Entities (as defined below) by reason of the Consortium Agreement, the Proposal Letter and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.

(3)

Based on a total of 584,489,495 Ordinary Shares, including (i) 568,462,392 Ordinary Shares outstanding as of March 31, 2013 based on the Issuer’s Annual Report on Form 20-F filed with the SEC (as defined below) on April 24, 2013, (ii) 15,980,833 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tianwen Liu, and (iii) 46,270 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by Mr. Tianwen Liu.

This Schedule 13D represents the initial statement on Schedule 13D filed by Tianwen Liu (“Mr. Liu” or the “Reporting Person”) with respect to iSoftStone Holdings Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of the Issuer. The address of the Issuer’s principal executive office is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, The People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) and (f)	Mr. Liu is the chairman of the board of directors and the chief executive officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors and chief executive officer of the Issuer. Mr. Liu holds certain Ordinary Shares indirectly through Tekventure Limited and Colossal Win Limited, each of which is a British Virgin Islands company. Mr. Liu owns 84.5% of the outstanding shares of Tekventure Limited, with the remaining shares owned by certain management members of the Company, and Colossal Win Limited is wholly owned by Mr. Liu. Mr. Liu is the sole director of each of Tekventure Limited and Colossal Win Limited. See Item 5.

The business address of the Reporting Person is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, The People’s Republic of China.

The principal business of each of Tekventure Limited and Colossal Win Limited is making investments in public and private companies. The address of the principal office of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of the principal office of Colossal Win Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As further described in Item 4 below, the Reporting Person may be deemed to (i) be a “group”, within the meaning of Rule 13d-5(b) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), with CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, each a company incorporated under the laws of the British Virgin Islands and controlled by China Everbright Limited (collectively, the “Everbright Entities”), which collectively directly hold 36,731,389 Ordinary Shares of the Issuer, for purposes of Section 13(d) of the Act as a result of the Consortium Agreement, the Proposal Letter and the Framework Agreement; and (ii) beneficially own the 36,731,389 Ordinary Shares held by the Everbright Entities. However, the Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares held by the Everbright Entities, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Everbright Entities, and this Schedule 13D shall not be construed as acknowledging that the Reporting Person beneficially owns any Ordinary Shares held by the Everbright Entities or any other person or is a member of a group with the Everbright Entities. The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedules 13D filed by the Everbright Entities.

(d) – (e)	During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Ordinary Shares were purchased by the Reporting Person in connection with the Transaction (as defined below) giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Person for such purpose.

ITEM 4	PURPOSE OF TRANSACTION

The Ordinary Shares currently owned by the Reporting Person were originally acquired for investment purposes.

On June 6, 2013, Mr. Liu and ChinaAMC Capital Management Limited, a company incorporated under the laws of the Cayman Islands (the “Sponsor”), entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.01. Under the Consortium Agreement, each of the Consortium members agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors providing for the acquisition of all the Ordinary Shares, including the Ordinary Shares represented by American Depositary Shares (the “ADSs”), not beneficially owned by the Consortium (the “Transaction”), (ii) deal exclusively with each other with respect to the Transaction for 12 months after the date thereof (subject to certain exceptions set forth therein), (iii) conduct a joint assessment of the Issuer as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Issuer, (iv) use its reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Transaction, (v) incorporate a new company (“Parent”) and cause Parent to incorporate a wholly-owned subsidiary of Parent under the laws of the Cayman Islands to be merged with and into the Issuer upon consummation of the Transaction, (vi) contribute, or cause to be contributed, to Parent all the Ordinary Shares beneficially owned by such Consortium member or its respective affiliates, or have all the Ordinary Shares beneficially owned by such Consortium member or its respective affiliates cancelled in connection with the Transaction, and (vii) allocate certain costs and expenses related to the Transaction. In addition, the members of the Consortium agreed, among other things, not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

Pursuant to the Consortium Agreement, on June 6, 2013, the Sponsor and Mr. Liu submitted the non-binding Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02. In the Proposal Letter, the Consortium proposed to acquire (the “Acquisition”), through an acquisition vehicle to be established by the Consortium, all of the Ordinary Shares and ADSs not already owned by Mr. Liu, his affiliates or certain shareholders that may choose to roll over their Ordinary Shares for cash consideration equal to US$0.585 per Ordinary Share or US$5.85 per ADS, to be funded by a combination of debt and equity capital. The Consortium also stated in the Proposal Letter that they are interested only in acquiring the Ordinary Shares not already owned by Mr. Liu, his affiliates or certain shareholders that may choose to roll over their Ordinary Shares, and that Mr. Liu and his affiliates do not intend to sell their equity in the Issuer to a third party. The Consortium will be in a position to commence the due diligence for the Transaction immediately upon receiving access to the relevant materials. The Proposal Letter constitutes only a preliminary indication of the Consortium’s interest, and does not constitute any binding commitment with respect to an Acquisition.

On July 5, 2013, the Sponsor informed Mr. Liu that the Everbright Entities had also expressed an interest in pursuing the Transaction together with the Sponsor, and Mr. Liu consented, pursuant to the terms of the Consortium Agreement, to the Sponsor proceeding together with the Everbright Entities to pursue the Transaction. On July 24, 2013, the Sponsor informed Mr. Liu that the Sponsor and the Everbright Entities had entered into a framework agreement dated as of July 24, 2013 (the “Framework Agreement”) pursuant to which the Sponsor and the Everbright Entities agreed, among other things, that the Everbright Entities would (i) participate in the Transaction together with the Sponsor, provided that (x) the Everbright Entities acknowledged and agreed that Mr. Liu and the Sponsor shall take the lead in evaluating, structuring and negotiating the Transaction and the terms of the definitive agreements with respect to the Transaction and (y) the Sponsor agreed that the terms of the definitive agreements with respect to the Transaction shall be approved by each of the Sponsor, Mr. Liu and the Everbright Entities; (ii) subject to Everbright Entities’s agreement to the terms of the definitive agreements of the Transaction, transfer, contribute, or cause to be transferred or contributed, to Parent all the Ordinary Shares beneficially owned by the Everbright Entities or their respective affiliates in exchange for equity of Parent, or have all the Ordinary Shares beneficially owned by the Everbright Entities or their respective affiliates cancelled for nil consideration and subscribe, or cause its affiliates to subscribe, for equity of Parent; and (iii) deal exclusively with the Consortium with respect to the Transaction for a period beginning on the date thereof and ending on the earlier of (x) the expiry of the exclusivity period in the Consortium Agreement, and (y) the date that is 12 months thereafter (subject to certain exceptions set forth therein). Under the Framework Agreement, the Sponsor also agreed, subject to the applicable confidentiality agreements with the Company, to share with the Everbright Entities (i) the information reasonably necessary for the Everbright Entities to evaluate their participation in the Transaction, (ii) any material development of the negotiation with the Company in respect of the Transaction and (iii) the drafts of the definitive agreements with respect to the Transaction. Although the Reporting Person is not a party to the Framework Agreement and the Everbright Entities are not parties to the Consortium Agreement, the Reporting Person may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the Proposal Letter, the Framework Agreement and the Reporting Person’s consent to the Everbright Entities participating in the Transaction together with the Sponsor, and as a result the Reporting Person may be deemed to beneficially own the 36,731,389 Ordinary Shares beneficially owned by the Everbright Entities. The Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Everbright Entities, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Everbright Entities, and this Schedule 13D shall not be construed as acknowledging that the Reporting Person beneficially owns any Ordinary Shares directly or indirectly held by the Everbright Entities or is a member of a group with the Everbright Entities.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

The descriptions of the Consortium Agreement, the Proposal Letter and the Framework Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement, the Proposal Letter and the Framework Agreement, which have been filed as Exhibits 7.01 through 7.03, respectively, and are incorporated herein by this reference.

None of the Issuer, the Reporting Person or the Sponsor is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Person currently has no plan or proposal that relates to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person reserves his right to change his plan and intention in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Person may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	As of the date hereof, Mr. Liu beneficially owns 69,718,450 Ordinary Shares, comprising (i) 2,733,450 Ordinary Shares, including 2,245,833 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and 46,270 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. Liu, (ii) 53,250,000 Ordinary Shares held by Tekventure Limited, and (iii) 13,735,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Colossal Win Limited, which Ordinary Shares in (i), (ii) and (iii) collectively represent 11.93% of the outstanding Ordinary Shares. Mr. Liu holds 84.5% of the outstanding shares of Tekventure Limited, wholly owns Colossal Win Limited, and is the sole director of each Tekventure Limited and Colossal Win Limited. Mr. Liu has voting and dispositive power over these Ordinary Shares. In addition, Mr. Liu directly holds certain unvested options and restricted share units, representing 6,024,167 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

The above disclosure of percentage information is based on a total of 584,489,495 Ordinary Shares, including (i) 568,462,392 Ordinary Shares outstanding as of March 31, 2013 based on the Issuer’s Annual Report on Form 20-F filed with the SEC (as defined below) on April 24, 2013, (ii) 15,980,833 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Person, and (iii) 46,270 Ordinary Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Person.

(c)	On June 3, 2013, the Company issued 46,270 Ordinary Shares to Mr. Liu pursuant to the terms of the outstanding restricted share units of the Issuer held by him, of which 12,100 Ordinary Shares were sold by the Company in the public market at a price of US$0.48485 per Ordinary Share, for the purposes of paying the withholding income taxes and applicable fees payable by Mr. Liu, consistent with the past practice of the Company.

Except as described above in this Item 5(c), the Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Consortium Agreement, the Proposal Letter and the Framework Agreement under Item 4 and 5 is incorporated herein by reference in their entirety.

On May 10, 2013, Mr. Liu and the Company entered into a Stock Option Agreement ( “Option Agreement”) under the Company 2010 Performance Incentive Plan, pursuant to which Mr. Liu was granted options representing an aggregate of 2,200,000 Ordinary Shares, with an exercise price at US$0.423 per Ordinary Share. The options representing 550,000 Ordinary Shares shall become vested on May 10, 2014 and the remaining options representing 1,650,000 Ordinary Shares shall become vested in 36 substantially equal monthly installments, with the first installment vesting on the last day of June 2014. The vesting schedule requires continued employment or service of Mr. Liu through each applicable vesting date as a condition to the vesting. The options, if not exercised, will expire on May 9, 2023.

The description of the Option Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Agreement, which has been filed as Exhibits 7.04, and is incorporated herein by this reference.

To the best knowledge of the Reporting Person, except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Consortium Agreement by and between Mr. Liu and ChinaAMC Capital Management Limited, dated as of June 6, 2013.

Exhibit 7.02:	Proposal Letter from Mr. Liu and ChinaAMC Capital Management Limited to the board of directors of the Issuer, dated as of June 6, 2013.

Exhibit 7.03:	Framework Agreement by and among ChinaAMC Capital Management Limited, CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, dated as of July 24, 2013.

Exhibit 7.04:	Stock Option Agreement by and between the Company and Mr. Liu, dated as of May 10, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2013

Tianwen Liu

By:	/s/ Tianwen Liu